COPY

COURT OF APPEAL - 4TH DIST DIV 3

FILED

May 10, 2016

Deputy Clerk D. Saporito

NOT TO BE PUBLISHED IN OFFICIAL REPORTS

IN THE COURT OF APPEAL OF THE STATE OF CALIFORNIA

FOURTH APPELLATE DISTRICT

DIVISION THREE

DELAWARE TETRA TECHNOLOGIES, INC., Plaintiff and Appellant, v. SANTA MARGARITA WATER DISTRICT et al., Defendants and Respondents; COUNTY OF SAN BERNARDINO et al., Real Parties in Interest and Respondents.	G050869 (Super. Ct. No. 30-2012-00594355) OPINION

Appeal from a judgment of the Superior Court of Orange County, Gail Andrea Andler, Judge. Affirmed. Respondents' request for judicial notice. Granted.

Rutan & Tucker, Robert S. Bower, Philip D. Kohn, John A. Ramirez and Alan B. Fenstermacher for Plaintiff and Appellant.

Best Best & Krieger, Michelle Ouellette and Sarah E. Owsowitz for Defendants and Respondents.

Downey Brand, Christian L. Marsh, Kevin M. O'Brien and Rebecca R.A. Smith for Real Party in Interest and Respondent County of San Bernardino.

Remy Moose Manley, Sabrina V. Teller and Gwynne B. Hunter for California State Association of Counties and California Association of Sanitation Agencies as Amici Curiae on behalf of Defendant and Respondent Santa Margarita Water District and Real Party in Interest and Respondent County of San Bernardino.

Brownstein Hyatt Farber Schreck, Diane C. De Felice, Amy M. Steinfeld; Woodruff, Spradlin & Smart and M. Lois Bobak for Real Parties in Interest and Respondents Cadiz, Inc., and Fenner Valley Mutual Water Company.

Cox, Castle & Nicholson, Michael H. Zischke and Andrew B. Sabey for California Building Industry Association, Building Industry Legal Defense Foundation, Building Industry Association of the Bay Area, California Business Properties Association, California Chamber of Commerce, and Southern California District Council of Laborers as Amici Curiae on behalf of Defendant and Respondent Santa Margarita Water District and Real Parties in Interest and Respondents.

* * *

INTRODUCTION

Groundwater in California is owned by the state, not in a proprietary sense, but in the sense that the state may fully supervise and regulate its use. The California Constitution requires that the state's water resources be put to reasonable and beneficial use to the fullest extent possible, and that unreasonable waste of water be prevented. The application and interpretation of these general principles have led ultimately to this appeal.

A proposed project to pump fresh groundwater from an underground aquifer located below real property owned by Cadiz, Inc. (Cadiz), in the Mojave Desert (the Project) spawned six related cases. The Project is a public/private partnership, the purposes of which are to prevent waste of the water in the underground aquifer, and to transport the water to many other parts of the state in which it is needed.

In this case, Delaware Tetra Technologies, Inc. (Delaware Tetra), filed a petition for a writ of mandate in the trial court, challenging approval of the Project. Delaware Tetra's brine mining business will be negatively impacted by the removal of groundwater from the aquifer. The named respondents were the Santa Margarita Water District, the lead agency for the Project (Santa Margarita), and the Santa Margarita Water District Board of Directors. The County of San Bernardino (the County), a responsible agency for the Project, was named as a real party in interest, as were Cadiz, the Project's participant water agencies, and Fenner Valley Mutual Water Company (Fenner Valley), the nonprofit mutual benefit corporation that would be formed to operate the Project and distribute water to the Project participants. The trial court denied Delaware Tetra's petition for a writ of mandate, and Delaware Tetra appeals. We affirm.

First, Delaware Tetra contends that Santa Margarita was improperly designated as the lead agency for the Project, and that this error so tainted the environmental review process that it requires preparation of a new environmental impact report (EIR). As explained in the companion case, *Center for Biological Diversity v. County of San Bernardino* (May 10, 2016, G051058) ___ Cal.App.4th ___, ___-___ [pages 14-15], under California Code of Regulations, title 4, section 15051, subdivision (a), (b)(1), or (d), Santa Margarita was correctly designated as the lead agency for the Project.

Second, Delaware Tetra argues that Santa Margarita violated the California Environmental Quality Act (CEQA) (Pub. Resources Code, § 21000 et seq.) by certifying the EIR based on a draft of the groundwater management, monitoring, and mitigation

plan (the Plan). The Plan was not finalized and approved by Santa Margarita and the County until the final EIR was certified. New information was included in the final version of the Plan that was not included in the Plan which had been attached to the draft EIR. We conclude, however, these facts do not require recirculation of the EIR. The new information did not constitute deferred mitigation measures and, if anything, strengthened the management plan for the Project.

STATEMENT OF FACTS AND PROCEDURAL HISTORY

The relevant facts are set forth in detail in, *Center for Biological Diversity v. County of San Bernardino*, *supra*, ___ Cal.App.4th at pages ___-___ [pages 5-7].

In July 2012, Santa Margarita certified the final EIR and approved an updated version of the Plan. Delaware Tetra operates brine mining facilities at the dry lakes, which produce calcium chloride brine and sodium chloride. The flow of groundwater is critical to Delaware Tetra's operations. The final EIR identifies negative impacts on Delaware Tetra's mining operations as a potentially significant adverse effect of the Project, and specifies how any negative impacts will be addressed.

In August 2012, Delaware Tetra filed a petition for a writ of mandate challenging the approval of the Project and the certification of the EIR. A bench trial was held, after which the trial court issued a detailed statement of decision outlining its findings of fact and conclusions of law. The court denied the petition with prejudice and entered judgment against Delaware Tetra. Delaware Tetra filed a timely notice of appeal.

DISCUSSION

I.

CALIFORNIA WATER LAW

The California Constitution and the Water Code make clear that the policy of this state is to put water resources to reasonable and beneficial use. The Constitution provides: "It is hereby declared that because of the conditions prevailing in this State the

general welfare requires that the water resources of the State be put to beneficial use to the fullest extent of which they are capable, and that the waste or unreasonable use or unreasonable method of use of water be prevented, and that the conservation of such waters is to be exercised with a view to the reasonable and beneficial use thereof in the interest of the people and for the public welfare." (Cal. Const., art. X, § 2.)

Groundwater belongs to the state, not any person or entity, but may be extracted by those with the right to do so, including those whose land overlies the groundwater source. (*Central and West Basin Water Replenishment Dist. v. Southern Cal. Water Co.* (2003) 109 Cal.App.4th 891, 905-906.)

State agencies have consistently concluded that flexibility is necessary in managing groundwater supplies. "Groundwater management must be adapted to an area's political, institutional, legal, and technical constraints and opportunities. Groundwater management must be tailored to each basin or subbasin's conditions and needs. Even within a single basin, the management objectives may change as more is learned about managing the resource within that basin. Flexibility is the key, but that flexibility must operate within a framework that ensures public participation, monitoring, evaluation, feedback on management alternatives, rules and regulations, and enforcement." (Dept. of Water Resources, Cal.'s Groundwater: Bulletin 118-Update 2003 (Oct. 2003) p. 38 <http://www.water.ca.gov/pubs/groundwater/bulletin_118/california's_groundwater__bulletin_118_-_update_2003_/bulletin118_entire.pdf> [as of May 10, 2016].)

II.

CEQA Standards and Standard of Review

The standards used by the courts to review disputes under CEQA are described in detail in *Center for Biological Diversity v. County of San Bernardino*, *supra*, ___ Cal.App.4th at pages ___-___ [pages 10-12], as is the standard of review applicable here. In short, as the appellate court, we review the agency's actions to determine

whether a prejudicial abuse of discretion occurred. (*Rialto Citizens for Responsible Growth v. City of Rialto* (2012) 208 Cal.App.4th 899, 923.)

III.

The Designation of Santa Margarita as the Lead Agency for the Project Is in Compliance with CEQA.

Delaware Tetra contends that the County should have been designated as the lead agency because the County had the principal responsibility for approving the Project, the County was required to approve all of the Project's facilities, the County has primary enforcement authority over the Project, the County has more expertise in determining the Project's impacts, Santa Margarita was not able to be neutral and accountable under CEQA, and Santa Margarita would not be carrying out the Project.

As explained in detail in *Center for Biological Diversity v. County of San Bernardino*, *supra*, ___ Cal.App.4th at pages ___-___ [pages 14-15], we hold that under California Code of Regulations, title 14, section 15051, subdivisions (a) and (b)(1), Santa Margarita will carry out the Project as part of a public/private partnership, and that Santa Margarita has the greatest responsibility, vis-à-vis the County, for supervising or approving the Project, and was therefore correctly designated as the lead agency. Further, pursuant to section 15051, subdivision (d), Santa Margarita and the County properly entered into an agreement for Santa Margarita to act as the lead agency for the Project. Because there was no error in Santa Margarita's designation as the lead agency for the Project under the relevant statutes and regulations, we need not address the issue of prejudice.

IV.

Santa Margarita Did Not Violate CEQA by Certifying the EIR Based on a Draft of the Plan.

Delaware Tetra argues that the EIR was fundamentally defective because it failed to consider and analyze the final version of the Plan, which Delaware Tetra refers

to as "the key component of the Project" (boldface, underscoring, & some capitalization omitted). The use of a "'truncated project concept'" in an EIR violates CEQA, and requires reversal of the approval of the Project. (*San Joaquin Raptor/Wildlife Rescue Center v. County of Stanislaus* (1994) 27 Cal.App.4th 713, 729-730 [EIR for residential development, which recognized the need for sewer expansion but failed to include sewer expansion in its project description or to consider expansion's effects, was in violation of CEQA]; see *County of Amador v. El Dorado County Water Agency* (1999) 76 Cal.App.4th 931, 949-951 [EIR for a project to obtain new water sources for contemplated growth in the county was fundamentally flawed when assumptions about growth were based on a draft of the county's general plan].)

The full text of the draft of the Plan was included in the draft EIR. According to Santa Margarita, the Plan was not merely a concept, but "was a fully developed and detailed 100-plus page management plan to adaptively manage groundwater resources."

Delaware Tetra points to several pieces of information, referred to by it collectively as the "parameters," which were included in the Plan attached to the final EIR but not the Plan attached to the draft EIR. Delaware Tetra claims that by failing to evaluate the Plan with those parameters, the draft EIR failed to analyze an integral component of the Project.

Santa Margarita contends that the portions of the Plan that were not included in the version attached to the draft EIR did "not constitute significant new information requiring recirculation of the EIR and did not preclude [Santa Margarita] from certifying the EIR."

The CEQA findings that are a part of Santa Margarita's resolution approving the Project and certifying the EIR provide, in relevant part: "The Draft [Plan] was updated since the publication of the Draft EIR to clarify matters such as the County's enforcement authority over the management plan, the details of monitoring and corrective

measures beyond those required by CEQA to protect critical resources, and to establish a 'floor' for the drawdown of groundwater levels and a limit for brine migration. *The revisions strengthen the management plan, but do not alter the analysis or findings in the Draft EIR, or present any new information that would require recirculation.* The Updated [Plan] was prepared to satisfy the exclusion provisions of the County Desert Groundwater Management Ordinance, San Bernardino County Code Title 13 Division 3 Article 5 Sections 3306551, et. seq. (Ordinance), and is subject to the County's discretionary review and approval as a responsible agency under CEQA. Accordingly, *the inclusion of the Updated* [*Plan*] *in the Final EIR is not significant new information which would trigger the need to recirculate the EIR.*" (Italics added.)

In *Laurel Heights Improvement Assn. v. Regents of University of California* (1993) 6 Cal.4th 1112, 1129-1130, the California Supreme Court held: "[R]ecirculation [of an EIR] is not required where the new information added to the EIR 'merely clarifies or amplifies [citations] or makes insignificant modifications in [citation] an adequate EIR.' [Citation.] On the other hand, recirculation is required, for example, when the new information added to an EIR discloses: (1) a new substantial environmental impact resulting from the project or from a new mitigation measure proposed to be implemented [citation]; (2) a substantial increase in the severity of an environmental impact unless mitigation measures are adopted that reduce the impact to a level of insignificance [citation]; (3) a feasible project alternative or mitigation measure that clearly would lessen the environmental impacts of the project, but which the project's proponents decline to adopt [citation]; or (4) that the draft EIR was so fundamentally and basically inadequate and conclusory in nature that public comment on the draft was in effect meaningless [citation]."

We next examine the topics Delaware Tetra contends constitute significant new information.

A. *Saline Water Migration*

Section 6.4 of the copy of the Plan attached to the final EIR included a requirement that saline water migration not extend beyond 6,000 feet from the baseline of the saline-freshwater interface. This 6,000-foot limitation was not included in section 6.4 of the Plan attached to the draft EIR. We next determine whether new information in the final EIR is significant.

The 6,000 feet "parameter" comes from section 4.1.2.5 of the Plan attached to the final EIR, which reads, in relevant part: "As a precautionary measure to limit the migration of hyper-saline groundwater and protect the health of the aquifer under the County Ordinance, the saline-freshwater boundary shall be monitored and its migration limited to 6,000 ft northeast of the Dry Lakes through physical measures (e.g., injection or extraction wells) or pumping restrictions if physical measures prove ineffective." The remainder of that section is identical to section 4.1.2.5 of the Plan attached to the draft EIR.

The explanation for the additional limitations on saline water migration is set forth in Santa Margarita's responses to comments on the draft EIR. "Specifically, any effects the Project may have on water quality due to the migration of brine toward the wellfield, lower groundwater levels in neighboring wells and in saline water wells used by the salt production operations, or minor levels of land subsidence would be mitigated by implementation of Mitigation Measures AQ-5, GEO-1, HYDRO-2, HYDRO-3, and MIN-1. *These mitigation measures are updated to provide clarifying detail on their implementation methods and are included in the Final EIR* . . . . [¶] . . . [¶] Mitigation Measure HYDRO-2 would implement corrective measures to address water quality by including early warning action criteria and establishing a limit to the migration of the saline-freshwater interface through implementation of corrective measures. Five well

clusters between the Project wellfield and the Dry Lakes on the freshwater side of the saline-freshwater interface would monitor the migration of the saline-freshwater interface and trigger corrective action to avoid impacts to beneficial uses of the aquifer. The interface is designated as the line where the concentration of Total Dissolved Solids (TDS) is 1,000 mg/1, based on the Upper Limit secondary Maximum Contaminant Level (MCL). If the TDS concentration reaches 600 mg/1 at any of the monitoring cluster wells, responsive measures will be triggered. Migration of the saline-freshwater interface will be limited to 6,000 feet." (Italics added, boldface omitted.)

In short, the changes to section 6.4 of the Plan are merely minor modifications to the EIR, all of which provide more, not less, environmental protection.[1] Santa Margarita's CEQA findings are supported by substantial evidence. We conclude no significant new information was included, and, therefore, recirculation of the EIR was not required.

B. *Groundwater Management Level*

Section 6.9.1 was not a part of the Plan when it was attached to the draft EIR. Section 6.9.1, which adds a maximum level to which groundwater may be drawn down in the center of the Project well field, was added to the Plan to conform with the requirements of a memorandum of understanding executed in 2012 by Santa Margarita,

[1] Additionally, section 6.4 of the Plan, attached as an appendix to the draft EIR, would require that Fenner Valley undertake a decisionmaking process if the concentration of total dissolved solids in the observation wells between the Project's well field and the dry lakes was greater than 1,000 milligrams per liter. The Plan, as attached to the final EIR, changes that amount to a concentration in excess of 600 milligrams per liter. The earlier version of the Plan placed all responsibility for deciding whether corrective measures should be undertaken on Fenner Valley. The later version of the Plan created a decisionmaking process that would apply to all possible significant adverse impacts, and involved Fenner Valley, Santa Margarita, the technical review panel, and the County.

the County, Cadiz, and Fenner Valley (the 2012 Memorandum).[2] The 2012 Memorandum was executed five months after the draft EIR was released, and any language required by it could not have been included in the earlier draft of the Plan.

In response to the comments to the draft EIR, Santa Margarita explained why section 6.9.1 was added to the Plan and why it was not significant new information. "In addition to the imposition of mitigation measures in the EIR by [Santa Margarita], the County of San Bernardino (County), as a responsible agency, will review and consider the Project pursuant to its Groundwater Management Ordinance. As part of the regulatory process, the County has requested additional conditions beyond those required for CEQA compliance. Accordingly, the Updated [Plan] includes a groundwater 'floor' (maximum 80 feet of drawdown in the wellfield area) that will provide the County the opportunity to evaluate effects of Project drawdown and require the modification or suspension of Project operations to protect critical resources. The 'floor' is within the model-predicted drawdown under the Project Scenario (based on 32,000 [acre-feet per year] of recharge) (see Draft EIR Vol. 1, Section 4.9.3 Hydrology and Water Quality, Figure 4.9-12). This feature is not required by CEQA but is included as a management feature to reinforce implementation of the [Plan] and protection of critical resources. Similarly, the Updated [Plan] also includes a management feature for springs by providing for monitoring, action criteria and corrective measures to avoid any unanticipated Project effects on spring flows."

[2] Under the terms of the 2012 Memorandum, the signing parties agreed that the Plan would be developed, and would "govern the operation and management of the Project by [Fenner Valley] during the operational phase of the Project, the currently anticipated term of which is 50 years." In the 2012 Memorandum, the parties agreed that compliance with its provisions and the provisions of the Plan would satisfy the requirements for an exclusion from the San Bernardino County Desert Groundwater Management Ordinance. The 2012 Memorandum provided that the Project could not proceed unless the parties finalized the Plan.

CEQA permits changes in a project description, particularly when those changes occur in response to comments to the draft EIR. (*Western Placer Citizens for an Agricultural & Rural Environment v. County of Placer* (2006) 144 Cal.App.4th 890, 898; *County of Inyo v. City of Los Angeles* (1977) 71 Cal.App.3d 185, 199.)

Additionally, changes to a project, which decrease, rather than increase, adverse environmental impacts, do not make the draft EIR misleading or in violation of CEQA, and do not require recirculation of the EIR. Such changes do not show (1) new significant environmental impacts; (2) substantial increases in the severity of environmental impacts; or (3) that alternatives or mitigation measures not considered in the EIR were feasible. (*Laurel Heights Improvement Assn. v. Regents of University of California, supra*, 6 Cal.4th at p. 1130.)

Santa Margarita's finding that section 6.9.1 of the Plan merely modified the EIR in an insignificant way was supported by substantial evidence. (*Laurel Heights Improvement Assn. v. Regents of University of California, supra*, 6 Cal.4th at pp. 1134-1135.)

C. *Deferred Mitigation Measures*

Delaware Tetra argues that the final EIR should not have been certified until the Plan was approved by the County because doing so was effectively deferring formulation of required mitigation measures.

In the context of CEQA, mitigation measures are "feasible measures which could minimize significant adverse impacts." (Cal. Code Regs., tit. 14, § 15126.4, subd. (a)(1); see Pub. Resources Code, § 21100, subd. (b)(3).) As part of the final EIR, Santa Margarita attached a mitigation monitoring and reporting program, which set forth all "mitigation measures identified in the Final Environmental Impact Report (EIR) that are required to address impacts associated with the Project." Delaware Tetra does not challenge any of the mitigation measures set forth in the program, and does not claim that the mitigation measures, in total, are insufficient. Delaware Tetra bears the burden of

showing there is insufficient evidence that the mitigation measures would reduce adverse environmental impacts. (*California Native Plant Society v. City of Rancho Cordova* (2009) 172 Cal.App.4th 603, 626.)

Deferred mitigation is permissible when (1) it is known to be feasible, (2) it is not feasible to set forth specific mitigation measures in the EIR, and (3) the EIR articulates specific performance criteria for future mitigation measures. (*Communities for a Better Environment v. City of Richmond* (2010) 184 Cal.App.4th 70, 94.) "When an agency defers formulation of a mitigation measure, it should explain why deferral is appropriate. Deferral can be found improper if no reason for it is given." (1 Kostka & Zischke, Practice Under the Cal. Environmental Quality Act (Cont.Ed.Bar 2d ed. 2016) § 14.12, p. 14-19 (rev. 3/16); see *San Joaquin Raptor Rescue Center v. County of Merced* (2007) 149 Cal.App.4th 645, 671 [EIR deficient where no reason provided for deferral of mitigation measures to future management plan]; *Preserve Wild Santee v. City of Santee* (2012) 210 Cal.App.4th 260, 292 [improper deferral of mitigation measures violates CEQA and requires reversal of project approval].)

Impermissible deferral of mitigation measures occurs "when an EIR calls for mitigation measures to be created based on future studies or describes mitigation measures in general terms but the agency fails to commit itself to specific performance standards." (1 Kostka & Zischke, Practice Under the Cal. Environmental Quality Act, *supra*, § 14.12, p. 14-18 (rev. 3/16).)

The modification of section 6.4 of the Plan is included in the program as a delineated mitigation measure; therefore, it is not a deferred mitigation measure.

Section 6.9.1 of the Plan is not a mitigation measure at all. As explained *ante*, section 6.9.1 adds to the final EIR monitoring criteria that go beyond CEQA's requirements. If the mitigation measures set forth in an EIR adequately minimize the significant environmental impacts identified for a project, nothing prohibits the lead agency on that project from going further and doing more, as long as the further actions

do not cause their own significant environmental impacts. Here, Delaware Tetra does not claim (1) the mitigation measures in the EIR were insufficient to resolve the significant adverse impacts identified in the EIR; (2) the EIR failed to identify significant adverse impacts; or (3) the additional monitoring and the "floor" set by section 6.9.1 would cause further adverse impacts.

Disposition

The judgment is affirmed. Respondents to recover costs on appeal.

FYBEL, J.

WE CONCUR:

ARONSON, ACTING P. J.

IKOLA, J.